UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

5 September 2006

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒         FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES ☐          NO ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report Form 6-K contains the following press releases:

TNT statement, 23 August 2006

Invitation to members of the press, 23 August 2006

TNT Announcement Extraordinary General Meeting of Shareholders, 28 August 2006

TNT Freight Management Wins Global Prestigious Assignment by Electrolux,

4 September 2006

23 August 2006

TNT Statement

TNT N.V. expects to reach an agreement shortly about the sale of the Logistics division. Further announcements will follow, if and when appropriate.

23 August 2006

Invitation to members of the press

TNT ANNOUNCES SALE OF LOGISTICS

Dear Sir, Madam,

Further to this morning's announcement on the sale of our logistics division you are invited to the press conference which will be held at the TNT Corporate Head Office, Building 2

Neptunusstraat 71 in Hoofddorp at 15.00 hrs, The Netherlands.

If you are not able to attend you can follow the presentation via a simultaneous webcast. This webcast will be available through our website http://group.tnt.com. If you would like to ask questions during the Q&A-session you can dial in at # +31 (0)20 531 58 46

PROGRAMME

14.50 hrs: If you want to follow the webcast and be able to ask questions during the Q&A-session, please call in at the following number: +31 (0)20 531 58 46
15.00 hrs: Presentation Sale of Logistics
16.00 hrs: End of press conference

Requirements:

To view or listen to the audio webcast a Windows Mediaplayer plug-in is required. If you do not have this installed on your computer, or if you need to upgrade from an earlier version of Windows Mediaplayer, you can download it from the Microsoft Windows Mediaplayer website at: http://www.microsoft.com/windows/windowsmedia/en/download/default.asp.

Thank you for your co-operation and we are looking forward to seeing you at the press conference.

Yours sincerely,

Daphne Andriesse
Senior Press Officer

Route description head office TNT:

From Utrecht/Amsterdam/Schiphol Airport (A4)

Take the Aalsmeer/Hoofddorp exit on the A4 after the Schiphol Tunnel. Turn left on to Kruisweg. At the traffic lights after the railway viaduct (with the Holiday Inn Crown Plaza Hotel on the left hand side), turn left on to Van Heuven Goedhartlaan. At the traffic lights take the second right into Planetenweg. Take the first right on to Neptunusstraat. You will find the TNT building right in front of you.

From The Hague/Rotterdam (A4)

Take the Aalsmeer/Hoofddorp exit on to A4. Turn left on to Kruisweg. At the traffic lights after the railway viaduct, you are at the Beukenhorst West exit. Turn left on to Van Heuven Goedhartlaan. Take the second right on the Planetenweg. Then take the first right on the Neptunusstraat. You will find the TNT building right in front of you.

From Haarlem (N201)

Take the N201 towards Hoofddorp (follow Kruisweg). At the exit before the railway viaduct you will find the Beukenhorst West. Turn right on to Van Heuven Goedhartlaan. Take the second right on to Planetenweg. Then take the first right on to Neptunusstraat. You will find the TNT building right in front of you.

By train (4 min. walk)

Disembark at Hoofddorp Station on the line between Amsterdam and The Hague. Walk eastwards to the end of the platform (direction Schiphol /Amsterdam) and turn left at the bottom of the stairs. Cross the Van Heuven Goedhartlaan at the traffic lights and continue along Planetenweg. Then take the first right on to Neptunusstraat. You will find the TNT building right in front of you.

28 August 2006

TNT Announcement Extraordinary General Meeting of Shareholders

With reference to the press release dated 23 August 2006 about the agreement reached with Apollo Management, L.P. about the sale of the Logistics division, TNT N.V. announces that the Extraordinary General Meeting of Shareholders will take place on Friday 29 September 2006, 14.00 hours CET in the Radisson SAS Hotel Amsterdam Airport, Schiphol-Rijk. The formal convocation will follow.

4 September 2006

TNT Freight Management Wins Global Prestigious Assignment by Electrolux

TNT Freight Management has secured a large-scale global contract with Electrolux Global Logistics. Having had a cooperation within the Nordic countries, TNT will now handle all air-freight for Electrolux, from Asia to Europe, within Asia and from Europe to the rest of the world.

"To us this is obviously a very important business deal, not only for the Swedish organisation but for the entire Group," says Mr. Jeff Hoogesteger, Managing Director of TNT Freight Management.

Previously the cooperation with Electrolux was limited to air-freight and some sea-freight to and from Sweden and a number of countries. Now TNT will handle all air-freight from Asia, Australia and Japan to Europe, and all air-freight from Europe to the rest of the world. Also TNT will be responsible for all Electrolux´ air-freight within Asia and within Australia, except for shipments from Asia to Australia.

"Our knowledge of the structure and business of Electrolux has been to our advantage in the procurement process," says Kenneth Dahlgren, Global Account Manager at TNT Freight Management. "We are also well advanced in e-services and with our 'Global Control Tower' in Europe. Furthermore we have the internal processes required to implement such a complex, global system as this. Now we must make it operational within 90 days," Dahlgren continues.

"TNT Freight Management is a well renowned operator in the international air-freight market," says Mr. Björn Vang Jensen, Vice President, Intercontinental Freight and Logistics Services, Electrolux. "We are impressed by their structured and disciplined attitude and their willingness to work with Electrolux to arrive at a competitive and cost-efficient solution according to our requirements. We look forward to working with TNT Freight Management on the implementation and hopefully in a future expansion of the partnership", Mr. Björn Vang Jensen says.

About TNT

TNT Freight Management provides air -, seafreight and logistics services within an international network and employs appr. 2300 people in 28 countries. TNT Freight Management has the competence to supply and combine freight services, information management and added value into integrated solutions. Website address: www.tntfreight.com

TNT Freight Management is part of the TNT group. TNT N.V. provides businesses and consumers worldwide with an extensive range of services for their mail and express delivery needs. Headquartered in the Netherlands, TNT offers efficient network infrastructures in Europe and Asia and is expanding operations worldwide to maximize its network performance. TNT serves more than 200 countries and employs over 128,000 people. In the first half of 2006, TNT reported € 5.3 billion in revenues and 671 million EBIT from continuing operations. TNT N.V. is publicly listed on the stock exchanges of Amsterdam and New York. TNT recognizes its social responsibility, and has formed partnerships with the United Nations World Food Programme and the United Nations Environmental Programme to fight hunger and pollution in the world. More information about TNT can be found on its website http://group.tnt.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Pieter Schaffels

Name: Pieter Schaffels
Title: Group Media Relations Director

Date: 5 September 2006